FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 8/3/2011
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
29, Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2011.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Pablo Brizzio Name: Pablo Brizzio	By:	/s/ Daniel Novegil Name: Daniel Novegil
	Title: Chief Financial Officer		Title: Chief Executive Officer
Dated: August 3, 2011

TERNIUM S.A.
CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF JUNE 30, 2011
AND FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2011 AND 2010
29 Avenue de la Porte-Neuve, 3rd floor
L – 2227
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended		Six-month period ended
		June 30,		June 30,
	Notes	2011	2010	2011	2010
		(Unaudited)		(Unaudited)
Net sales	3	2,345,628	1,926,640	4,492,501	3,577,239
Cost of sales	3 & 4	(1,770,095)	(1,398,989)	(3,445,169)	(2,612,634)

Gross profit	3	575,533	527,651	1,047,332	964,605

Selling, general and administrative expenses	3 & 5	(209,681)	(168,208)	(398,751)	(312,518)
Other operating (expenses) income, net	3	(17,207)	(256)	(8,912)	599

Operating income	3	348,645	359,187	639,669	652,686

Interest expense		(25,053)	(18,461)	(40,439)	(37,381)
Interest income		13,239	3,807	19,864	7,933
Interest income — Sidor financial asset	11	3,080	17,849	6,872	45,081
Other financial income (expenses), net	6	24,297	(34,157)	94,053	62,078

Equity in earnings (losses) of associated companies		313	(661)	453	(884)

Income before income tax expense		364,521	327,564	720,472	729,513

Income tax expense		(117,625)	(96,896)	(230,421)	(253,728)

Profit for the period		246,896	230,668	490,051	475,785

Attributable to:
Equity holders of the Company		197,716	187,647	402,406	392,885
Non-controlling interest		49,180	43,021	87,645	82,900

		246,896	230,668	490,051	475,785

Weighted average number of shares outstanding		1,963,076,776	2,004,743,442	1,973,666,094	2,004,743,442

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.10	0.09	0.20	0.20
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period ended		Six-month period ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Profit for the period	246,896	230,668	490,051	475,785

Other comprehensive income:
Currency translation adjustment	10,735	(51,057)	55,620	6,754
Changes in the fair value of derivatives classified as cash flow hedges	5,195	2,452	11,459	3,242
Income tax relating to cash flow hedges	(1,559)	(735)	(3,438)	(972)

Other comprehensive income (loss) for the period, net of tax	14,371	(49,340)	63,641	9,024

Total comprehensive income for the period	261,267	181,328	553,692	484,809

Attributable to:
Equity holders of the Company	214,376	149,222	470,738	415,094
Non-controlling interest	46,891	32,106	82,954	69,715

	261,267	181,328	553,692	484,809

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

	Notes	June 30, 2011		December 31, 2010
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,429,143		4,262,896
Intangible assets, net	8	1,166,905		1,129,348
Investments in associated companies		8,613		8,212
Sidor financial asset	11	—		74,549
Other investments		31,928		35,575
Deferred tax assets		9,777		12,387
Receivables, net		93,996	5,740,362	56,471	5,579,438

Current assets
Receivables		92,905		94,573
Derivative financial instruments		3,756		212
Inventories, net		2,472,663		1,953,390
Trade receivables, net		872,490		663,502
Sidor financial asset	11	195,432		183,439
Other investments		824,445		848,400
Cash and cash equivalents		1,444,654	5,906,345	1,779,416	5,522,932

Non-current assets classified as held for sale			12,159		9,961

			5,918,504		5,532,893

Total assets			11,658,866		11,112,331

EQUITY
Capital and reserves attributable to the company’s equity holders			6,054,246		5,880,740
Non-controlling interest			1,247,715		1,135,361

Total equity			7,301,961		7,016,101

LIABILITIES
Non-current liabilities
Provisions		18,238		16,144
Deferred income tax		871,610		877,742
Other liabilities		229,289		201,312
Trade payables		21,968		—
Derivative financial instruments		9,270		18,822
Borrowings		1,192,164	2,342,539	1,426,574	2,540,594

Current liabilities
Current tax liabilities		198,213		294,902
Other liabilities		134,327		123,610
Trade payables		843,628		588,086
Derivative financial instruments		28,765		35,955
Borrowings		809,433	2,014,366	513,083	1,555,636

Total liabilities			4,356,905		4,096,230

Total equity and liabilities			11,658,866		11,112,331

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
			Initial		Capital
	Capital	Treasury	public		stock issue	Currency			Non-
	stock	shares	offering	Reserves	discount	translation	Retained		controlling
	(2)	(3)	expenses	(4)	(5)	adjustment	earnings	Total	interest	Total Equity

Balance at January 1, 2011	2,004,743	—	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Profit for the period							402,406	402,406	87,645	490,051
Other comprehensive income (loss) for the period
Currency translation adjustment						61,216		61,216	(5,596)	55,620
Cash flow hedges, net of tax				7,116				7,116	905	8,021

Total comprehensive income for the period	—	—	—	7,116	—	61,216	402,406	470,738	82,954	553,692

Dividends paid in cash (3)				(99,329)			(47,902)	(147,231)		(147,231)
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								—	29,400	29,400

Balance at June 30, 2011 (Unaudited)	2,004,743	(150,000)	(23,295)	1,542,913	(2,324,866)	(456,217)	5,460,968	6,054,246	1,247,715	7,301,961

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of June 30, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	See note 12.

(4)
Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6)	Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
		Initial		Capital stock
	Capital	public		issue	Currency			Non-
	stock	offering	Reserves	discount	translation	Retained		controlling
	(2)	expenses	(3)	(4)	adjustment	earnings	Total	interest	Total Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						392,885	392,885	82,900	475,785
Other comprehensive income (loss) for the period
Currency translation adjustment					20,196		20,196	(13,442)	6,754
Cash flow hedges, net of tax			2,013				2,013	257	2,270

Total comprehensive income for the period	—	—	2,013	—	20,196	392,885	415,094	69,715	484,809

Dividends paid in cash			(100,237)				(100,237)	—	(100,237)
Dividends paid in cash by subsidiary companies							—	(38,304)	(38,304)

Balance at June 30, 2010 (Unaudited)	2,004,743	(23,295)	1,627,992	(2,324,866)	(550,648)	4,877,273	5,611,199	996,308	6,607,507

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of June 30, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)
Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (30.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Six-month period ended
		June 30,
	Notes	2011	2010
		(Unaudited)
Cash flows from operating activities
Profit for the period		490,051	475,785
Adjustments for:
Depreciation and amortization	7 & 8	208,832	185,291
Income tax accruals less payments		(143,043)	169,412
Equity in (earnings) losses of associated companies		(453)	884
Interest accruals less payments		11,128	402
Changes in provisions		27,688	4,079
Changes in working capital		(404,787)	(226,877)
Interest income — Sidor financial asset	11	(6,872)	(45,081)
Net foreign exchange results and others		(113,240)	(31,594)

Net cash provided by operating activities		69,304	532,301

Cash flows from investing activities
Capital expenditures	7 & 8	(277,237)	(150,083)
Decrease in other investments		27,611	19,639
Proceeds from the sale of property, plant and equipment		996	825
Proceeds from Sidor financial asset	11	69,430	563,432

Net cash (used in) provided by investing activities		(179,200)	433,813

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(100,237)
Dividends paid in cash by subsidiary companies		—	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries		29,400	—
Repurchase of treasury shares		(150,000)	—
Proceeds from borrowings		340,505	11,402
Repayments of borrowings		(298,043)	(297,300)

Net cash used in financing activities		(225,369)	(424,439)

(Decrease) Increase in cash and cash equivalents		(335,265)	541,675

Movement in cash and cash equivalents
At January 1,		1,779,416	2,095,798
Effect of exchange rate changes		503	(277)
(Decrease) Increase in cash and cash equivalents		(335,265)	541,675

Cash and cash equivalents at June 30, (1)		1,444,654	2,637,196

(1)
In addition, the Company had restricted cash of USD 911. As of June 30, 2010 there was no restricted cash. Also, the Company had other investments with a maturity of more than three months for USD 824,445 as of June 30, 2011.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
1	General information and basis of presentation

2	Accounting policies

3	Segment information

4	Cost of sales

5	Selling, general and administrative expenses

6	Other financial income (expenses), net

7	Property, plant and equipment, net

8	Intangible assets, net

9	Distribution of dividends

10	Contingencies, commitments and restrictions on the distribution of profits

11	Nationalization of Sidor

12	Repurchase of Shares from Usiminas concurrently with secondary public offering

13	Debt refinancing in Ternium Mexico

14	Developments involving Siderar S.A.I.C.

15	Related party transactions

16	Recently issued accounting pronouncements

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
1 General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of June 30, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.
The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.
On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.
In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.
Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.
The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2010.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.
Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the consolidated condensed interim income statement under “Other financial income (expenses), net”.
These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on August 3, 2011.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
2 Accounting policies
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union.
Recently issued accounting pronouncements were applied by the Company as from their respective dates.
These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2010.
3 Segment information
Reportable operating segments
For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Six-month period ended June 30, 2011 (Unaudited)
	Flat steel	Long steel
	products	products	Other	Total

Net sales	3,836,781	579,768	75,952	4,492,501
Cost of sales	(2,970,618)	(428,115)	(46,436)	(3,445,169)

Gross profit	866,163	151,653	29,516	1,047,332

Selling, general and administrative expenses	(342,645)	(48,011)	(8,095)	(398,751)
Other operating income (expenses), net	(13,149)	3,824	413	(8,912)

Operating income	510,369	107,466	21,834	639,669

Depreciation — PP&E	156,034	13,657	3,242	172,933

	Six-month period ended June 30, 2010 (Unaudited)
	Flat steel	Long steel
	products	products	Other	Total

Net sales	3,088,825	387,516	100,898	3,577,239
Cost of sales	(2,287,743)	(273,064)	(51,827)	(2,612,634)

Gross profit	801,082	114,452	49,071	964,605

Selling, general and administrative expenses	(275,042)	(28,123)	(9,353)	(312,518)
Other operating income (expenses), net	127	393	79	599

Operating income	526,167	86,722	39,797	652,686

Depreciation — PP&E	138,652	9,474	3,092	151,218

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information (continued)
Geographical information
Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	Six-month period ended June 30, 2011 (Unaudited)
	South and
	Central America	North America	Europe and other	Total

Net sales	1,939,792	2,515,387	37,322	4,492,501

Depreciation — PP&E	71,341	101,580	12	172,933

	Six-month period ended June 30, 2010 (Unaudited)
	South and
	Central America	North America	Europe and other	Total

Net sales	1,384,632	2,128,516	64,091	3,577,239

Depreciation — PP&E	53,310	97,899	9	151,218
4 Cost of sales

	Six-month period ended
	June 30,
	2011	2010
	(Unaudited)

Inventories at the beginning of the year	1,953,390	1,350,568
Translation differences	30,427	8,014
Plus: Charges for the period
Raw materials and consumables used and other movements	3,150,217	2,236,924
Services and fees	121,631	82,480
Labor cost	281,978	239,304
Depreciation of property, plant and equipment	165,820	142,455
Amortization of intangible assets	7,111	9,117
Maintenance expenses	169,271	163,182
Office expenses	3,524	3,180
Freight and transportation	24,842	15,911
Insurance	3,531	3,915
Charge (Recovery) of obsolescence allowance	10,114	(1,954)
Recovery from sales of scrap and by-products	(20,346)	(22,533)
Others	16,322	12,573

Less: Inventories at the end of the period	(2,472,663)	(1,630,502)

Cost of Sales	3,445,169	2,612,634

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
5 Selling, general and administrative expenses

	Six-month period ended
	June 30,
	2011	2010
	(Unaudited)
Services and fees	34,891	26,870
Labor cost	91,464	75,614
Depreciation of property plant and equipment	7,113	8,763
Amortization of intangible assets	28,788	24,956
Maintenance and expenses	7,826	3,922
Taxes	59,095	42,259
Office expenses	16,748	15,532
Freight and transportation	139,479	106,328
Increase (Decrease) of allowance for doubtful accounts	310	(493)
Others	13,037	8,767

Selling, general and administrative expenses	398,751	312,518

6 Other financial income (expenses), net

	Six-month period ended
	June 30,
	2011	2010
	(Unaudited)
Net foreign exchange gain	93,241	68,194
Change in fair value of derivative instruments	6,540	(804)
Debt issue costs	(2,566)	(2,289)
Others	(3,162)	(3,023)

Other financial income (expenses), net	94,053	62,078

7 Property, plant and equipment, net

	Six-month period ended
	June 30,
	2011	2010
	(Unaudited)
At the beginning of the year	4,262,896	4,040,415

Currency translation differences	89,768	41,325
Additions	252,252	139,392
Disposals	(2,842)	(4,462)
Depreciation charge	(172,933)	(151,218)

At the end of the period	4,429,143	4,065,452

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
8 Intangible assets, net

	Six-month period ended
	June 30,
	2011	2010
	(Unaudited)
At the beginning of the year	1,129,348	1,085,412

Currency translation differences	48,471	32,780
Additions	24,985	10,691
Amortization charge	(35,899)	(34,073)

At the end of the period	1,166,905	1,094,810

9 Distribution of dividends
During the annual general shareholders ´ meeting held on June 1, 2011, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2010 and a distribution of dividends of USD 0.075 per share (USD 0.75 per ADS), or USD 150.4 million. The dividends were paid on June 9, 2011. See note 12.
10 Contingencies, commitments and restrictions on the distribution of profits
This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2010. Significant changes or events since the date of issue of such financial statements are as follows:
(i) Siderar
Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 145.6 million.
Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 61.7 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 114.2 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar’s expansion plan. As a result of the several global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentine certain equipment for an aggregate amount of approximately USD 22.3 million. If Siderar were to resume its expansion plan on or prior to March 31, 2012, Air Liquide would be required to repurchase that equipment, and all of the parties’ obligations under the contract would be reinstated; otherwise, all rights and obligations relating to the new separation plant and the related supply of gases would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at USD 12 million.
Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 609.9 million.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
10 Contingencies, commitments and restrictions on the distribution of profits (continued)
(ii) Steel supply contracts
Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International Investment Holding and DonkukDongkuk Steel Mill Co., were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required to purchase, in the aggregate, approximately 78% of the steel slab production of Corus’ Teesideformer Teesside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately USD 0.5 million tons per year, of the total production.
In addition, the off-takers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated that would exceed USD 150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.
On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.
On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. The tribunal formally admitted new claims and counterclaims into the arbitration proceedings on April 10, 2011.
On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. The off-takers paid that amount around mid May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD 16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.
On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD 124 million (including the USD16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata UK£1.8 million and €0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD21.3 million) on June 17, 2011.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
10 Contingencies, commitments and restrictions on the distribution of profits (continued)
On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn. On July 8, 2011 and as a consequence of the settlement reached among the parties, the tribunal declared the termination of the arbitration proceedings.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2010, this reserve reached the above-mentioned threshold.
As of December 31, 2010, Ternium may pay dividends up to USD 6.3 billion in accordance with Luxembourg law and regulations.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31,
2010
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	101,437
Non distributable reserves (1)	1,414,122
Accumulated profit at December 31, 2010	6,201,934

Total shareholders’ equity under Luxembourg GAAP	9,922,710

(1)
As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see note 12), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

11 Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Nationalization of Sidor (continued)
CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. In addition, Ternium continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law in the event of non-payment of the amounts still owing to it. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). The first and second installments (of USD 31.2 million each) were paid on February 16 and May 17, 2011, respectively.
The payments so rescheduled bear interest at 6.3% annual rate and, accordingly, the carrying amount of the receivable does not differ significantly from the net present value, at market rates, of the expected cash flows thereunder. At June 30, 2011, following the receipt of USD 1,790.4 million in cash payments in the aggregate, the carrying amount of the Sidor financial asset amounted to USD 195.4 million (all of which were current).
In the six-month period ended June, 2011 and 2010, the Company recorded gains in the amount of USD 6.9 million and USD 45.1 million, respectively. These gains are included in “Interest income — Sidor financial asset” in the Income Statement and represent the accretion income over the receivable held against CVG.
12 Repurchase of Shares from Usiminas concurrently with secondary public offering
On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. — Usiminas (“Usiminas”) and Techint Holdings S.à.r.l. (“Techint”). The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.
On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.
Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas will no longer own any Ternium shares. In addition, the two members of Ternium’s board of directors nominated by Usiminas resigned from the Ternium board.
Related to the dividends distributed on June 9, 2011, and as these treasury shares are hold by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
13 Debt refinancing in Ternium Mexico
On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico.
The outstanding balance of the facility refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico will repay the remaining USD 0.2 billion principal amount of the loans that were not refinanced.
14 Developments involving Siderar S.A.I.C.
As of June 30, 2011, 25.97% of Siderar’s equity was held by the Administración Nacional de la Seguridad Social (“ANSeS”), Argentina’s governmental social security agency. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system. Investments held by the private pension funds were subject to certain restrictions, including a cap preventing them to exercise more than 5% of any company’s voting rights (regardless of their share participation in any such company), and the act of Congress ordering the transfer of assets from the private pension funds to ANSeS provided that all limitations applicable to the pension funds would continue to apply to ANSeS. However, on April 13, 2011, the Argentine Executive Branch issued Decree 441/2011, which purports to abrogate the 5% cap on voting rights, thereby allowing ANSeS to vote its shares cumulatively and appoint up to three out of eleven members of Siderar’s board of directors and one out of three members of Siderar’s surveillance committee. Ternium believes that Decree 441/2011 is unconstitutional based on, among other reasons, the absence of the urgency grounds that must be met for an act of Congress to be amended by a decree of the Executive Branch.
On April 15, 2011, Siderar’s annual general shareholders’ meeting approved, among other things, a dividend payment of AR$1.5 billion (US$362 million) payable out of Siderar’s results for fiscal year 2010. At that meeting, Ternium objected to the exercise by ANSeS of voting rights in excess of the 5% cap; however, ANSeS was allowed to record its vote as though the 5% restriction did not apply. Although the ANSeS representative voted against the dividend payment and most of other resolutions proposed by Siderar’s board of directors, ANSeS did not prevail in any vote, even computing its votes without giving effect to the voting cap. Following the dividend approval, the annual shareholders’ meeting was suspended until May 11, 2011.
After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina’s securities regulator, declared Siderar’s shareholders’ meeting void for “administrative purposes.” Siderar challenged in court the CNV resolution voiding Siderar’s shareholders’ meeting and Ternium took legal action against Decree 441/2011. On May 6, 2011, the CNV issued another resolution, requesting Siderar to convene a new shareholders’ meeting. Siderar filed an appeal against this new CNV resolution. In addition, on May 11, 2011, at Ternium’s request, the Commercial Court of Appeals of the City of Buenos Aires authorized Siderar to maintain its annual shareholders’ meeting suspended for 60 days. However, Siderar’s board of directors convened a new general shareholders’ meeting to be held on July 21, 2011.
In May 2011, Siderar also received notice of a preliminary injunction issued by a commercial court in the City of Buenos Aires at ANSeS’ request. The injunction suspended the execution of certain resolutions taken by Siderar’s April 15, 2011 shareholders’ meeting (including the allocation of results for fiscal year 2010) and prevented Siderar from distributing dividends out of its results or reserves for the fiscal year 2010. Siderar filed an appeal against the court decision in accordance with applicable law.
On May 27, 2011, a federal prosecutor requested a federal criminal court in the City of Buenos Aires to investigate whether the members of Siderar’s board of directors should be subject to criminal penalties as a result of Siderar’s failure to provide additional information on the allocation of Siderar’s AR$6.5 billion (or US$1.5 billion) special reserve for future dividends or to distribute a higher amount of dividends out of the special reserve. The special reserve, which was created in 2003 and increased over time, had not previously been objected to or challenged by Siderar’s shareholders or any regulatory authority. Ternium believes that the prosecutor’s allegations are unsupported.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
14 Developments involving Siderar S.A.I.C. (continued)
In addition, on June 2, 2011, the CNV instituted administrative proceedings against the members of Siderar’s board of directors and surveillance committee. These proceedings are intended to determine if these persons breached their legal duties by preventing ANSeS from exercising its voting rights in excess of the 5% cap at the April 15, 2011 shareholders’ meeting. These proceedings are currently ongoing.
At a new general meeting of Siderar’s shareholders held on July 21, 2011, Ternium’s representative stated that Ternium’s presence at the meeting should not be construed as a waiver of its rights or as a consent to the above described CNV resolutions or related proceedings. Similarly, Siderar’s president stated, on behalf of Siderar and of all members of Siderar’s board of directors, that their presence at the meeting should not be construed as a waiver of their rights or as a withdrawal of previously filed appeals. These statements were also shared by the remaining members of Siderar’s surveillance committee present at the meeting. The meeting subsequently approved (with the vote of all shareholders present, including ANSeS) a dividend of AR$1.5 billion (approximately US$362 million), payable out of Siderar’s 2010 results. This dividend payment, which was identical to (but not cumulative with) the payment approved on April 15, 2010, will be made available to shareholders (including Ternium) within the term provided under applicable laws and regulations, but only upon receipt by Siderar of a court decision revoking the preliminary injunction issued at ANSeS’ request in May 2010. Siderar was instructed to make, and ANSeS undertook to make, any court filings that may be required to allow payment of the dividend so approved. In addition, the shareholders’ meeting instructed Siderar’s board of directors to convene a new shareholders’ meeting, to be held prior to December 31, 2011, to consider the distribution or reallocation of the amounts booked as special reserve for future dividends, voluntary reserve and deferred results in Siderar’s shareholders’ equity. Finally, the meeting decided on the composition of Siderar’s board of directors and surveillance committee; Ternium appointed the majority of the members of each of the board of directors and the surveillance committee, while ANSeS appointed three out of eleven members of the board of directors and one out of three members of the surveillance committee.
15 Related party transactions
As of June 30, 2011, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46%, of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Six-month period ended
	June 30,
	2011	2010
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	45,618	86,929
Sales of services and others to associated parties	38	38
Sales of services and others to other related parties	1,487	1,191

	47,143	88,158

(b) Purchases of goods and services
Purchases of goods from other related parties	(28,117)	(21,021)
Purchases of services and others from associated parties	(20,193)	(15,182)
Purchases of services and others from other related parties	(56,890)	(58,727)

	(105,199)	(94,930)

(c) Financial results
Income with associated parties	54	30

	54	30

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
15 Related party transactions (continued)

	June 30,	December 31,
	2011	2010
	(Unaudited)
(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	436	368
Receivables from other related parties	25,243	11,424
Advances to suppliers with other related parties	1,121	2,101
Payables to associated parties	(2,110)	(1,953)
Payables to other related parties	(46,064)	(42,048)

	(21,375)	(30,108)

(b) Other investments
Time deposit	17,758	18,086

	17,758	18,086

16 Recently issued accounting pronouncements
(i) International Accounting Standard 19 (amended 2011), “Employee benefits”
In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013.
(ii) International Accounting Standard 1 (amended 2011), “Presentation of financial statements”
In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future. IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.
(iii) International Financial Reporting Standard 10, “Consolidated financial statements”
In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.
(iv) International Financial Reporting Standard 11, “Joint arrangements”
In May 2011, the IASB issued IFRS 11, “Joint arrangements”. IFRS 11 sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that defined type of joint arrangement. IFRS 11 must be applied for annual periods beginning on or after 1 January 2013.
(v) International Financial Reporting Standard 12, “Disclosures of interest in other entities”
In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
16 Recently issued accounting pronouncements (continued)
(vi) International Financial Reporting Standard 13, “Fair value measurement”
In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.
These standards, amendments to standards and interpretations are not effective for the financial year beginning January 1, 2011 and have not been early adopted.
The Company’s management has not assessed the potential impact that the application of these standards may have on the Company’s financial condition or results of operations.
Pablo Brizzio
Chief Financial Officer